NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

March 26, 2025

Aliya Ishmukhamedova

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Raadr, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed March 3, 2025

File No. 024-12538

Dear Ms. Ishmukhamedova:

This is in response to the letter of comment of the Staff dated March 19, 2025, relating to the captioned Offering Statement on Form 1-A of Raadr, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Amendment No. 2 to Offering Statement on Form 1-A

General

1.We reissue prior comment 1 regarding the Subject Convertible Notes. If your offering statement is not being used for the conversion of the Subject Convertible Notes, please revise to clarify whether this offering statement is qualifying the shares underlying the notes for resale.

Please be advised that, in response to such comment, the disclosure has been revised to state clearly that the shares underlying the Subject Convertible Notes are being qualified in this offering solely for the conversion of the Subject Convertible Notes into Offered Shares at the fixed offering price – such Offered Shares are referred to in the offering circular as the “Conversion Shares.” Further, an existing stray reference (due to scrivener’s error) to “Selling Shareholders” on the cover page of the offering circular has been removed. The disclosure has been revised throughout the offering circular to reflect the lower total of Subject Convertible Notes, including in “Use of Proceeds.”

Please be further advised that no shares are being qualified for resale and that there are no selling shareholders in this offering.

2.To the extent you are qualifying the shares for resale using Securities Act Rule 251(d)(3)(i)(A), please provide your analysis regarding whether those shareholders are underwriters. If more than one paragraph of Rule 251(d)(3)(i) is being used to qualify securities, revise your cover page to clearly identify each subparagraph of Rule 251(d)(3)(i) being used and the amounts being qualified pursuant to such paragraph. In addition, clarify whether and how the Company and Daniel Contreras will determine, and investors will know, if shares are being acquired from the Company or the selling shareholders, and provide your analysis as to why this transaction is not an indirect primary offering. If the selling stockholders are engaged in an indirect primary offering, then the selling stockholders would be statutory underwriters under Section 2(a)(11) of the Securities Act of 1933, as amended, and must therefore be identified in the offering statement as an underwriter. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Please be advised that the Subject Convertible Notes attributable to Messrs. Contreras, Taddeo and Gilcher in prior filings have been removed and the shares underlying their respective notes are no longer included in the shares being qualified in this offering. The shares underlying the Subject Convertible Notes attributable to this firm and to the three third-party lenders are being qualified in this offering solely for the conversion of such parties’ Subject Convertible Notes into Offered Shares at the fixed offering price.

Please be advised that no shares are being qualified for resale and that there are no selling shareholders.

3.We note that many of the Subject Convertible Notes were issued on November 15, 2024, that this offering statement on Form 1-A was initially filed on November 29, 2024, and that the selling shareholders may be selling shares concurrently with the company. Please provide a detailed legal analysis regarding whether or not the offerings are part of one integrated offering. Refer to Rule 152 of the Securities Act.

With reference to the responses to Comments 1 and 2, there will be no selling shareholders offering/selling shares concurrently with the Company.

_______________________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Raadr, Inc.